

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
Mr. Donald W. Blair
Chief Financial Officer
Nike, Inc.
One Bowerman Drive
Beaverton, Oregon 97005

> **RE:** **Nike, Inc.**
> **Form 10-K for Year ended May 31, 2011**
> **Filed July 22, 2011**
> **Form 10-Q for Period ended August 31, 2011**
> **Filed October 6, 2011**
> **Response dated November 21, 2011**
> **File No. 1-10635**

Dear Mr. Blair:

We have reviewed your response letter dated November 21, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Year ended May 31, 2011

Management's Discussion and Analysis

Results of Operations, page 25

Operating Segments, page 30

1. We note your responses to comments two, three, and four of our letter dated October 21, 2011. We note that in order to comply with the requirement to discuss significant components of revenue and expenses, you have provided a discussion along segmental lines.

Segment analysis is usually necessary to enable a reader to understand the consolidated amounts, however we do not ask that it result in repetitive disclosure that lengthens MD&A unnecessarily, or obscures salient information. The discussion and analysis of segments may be reasonably integrated with the discussion of the consolidated amounts to avoid unnecessary duplication. In this regard, we ask that you consider quantifying the impact of each factor that contributes to material fluctuations in your segment revenues and segment earnings before interest and taxes. This may include the extent to which changes in the average selling prices per pair, increase in unit sales, or the introduction of new products contributed to fluctuations in revenues as well as the impact of currency changes on earnings before interest and taxes.

The discussion and analysis should be comprehensive. All components of your results of operations, including those that may not be allocated to segments in determining segmental profit or loss should be discussed. In this regard, please also provide a more comprehensive and disaggregated (gross) disclosure of the Corporate line item presented on page 39. Please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

/s/ Nudrat Salik
   for
John Hartz
Senior Assistant Chief Accountant